[ORRICK, HERRINGTON & SUTCLIFFE LLP LETTERHEAD]

May 23, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	GreenPoint Mortgage Securities LLC Registration Statement

on Form S-3 Relating to Mortgage Asset-Backed Pass-Through

Certificates and Asset-Backed Notes

Ladies and Gentlemen:

On behalf of GreenPoint Mortgage Securities LLC (the “Depositor”), we have caused to be filed with you electronically under EDGAR, the captioned Registration Statement on Form S-3 (the “Registration Statement”). The Depositor is filing this Registration Statement to increase the amount of registered securities it is authorized to offer.

Two courtesy copies of the Registration Statement in printed format are being forwarded to Mr. Max A. Webb.

We have been advised that payment of the filing fee in the amount of $107.00 has been made to you by the Depositor on May 19, 2006.

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (213) 612-2488 or Marty Howard at (213) 612-2486.

Very truly yours,

/s/ Jeffrey Wittenberg

Jeffrey Wittenberg, Esq.

cc:	Max A. Webb, Esq.

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